UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                                                        Form 40-F    ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated February 27, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, February 27, 2025 Comisión Nacional de Valores

Re.: Decision to summon Ordinary and Extraordinary General Shareholders’ Meeting and Class “A” and
Class “D” Shares Special Shareholders’ Meetings to be held on April 25, 2025

Dear Sirs,

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (the “Company”) to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon an Ordinary and Extraordinary General Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings to be held on April 25, 2025, at 11:00 a.m. Buenos Aires Time on the first call, and at 12:00 p.m. Buenos Aires Time on the second call, to deal with the agenda of the ordinary shareholders’ meeting, in order to discuss, among other items, the accounting documentation corresponding to the fiscal year ended December 31, 2024.

The Shareholders’ Meeting will be held by personal attendance.

We will submit in due time and manner the additional documentation required by Section 4, Chapter II, Title II of the Argentine Securities & Exchange Commission (Comisión Nacional de Valores) Rules (N.T. 2013).

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 27, 2025	By:	/s/ Luis Fernando Rial Ubago
		Name:	Luis Fernando Rial Ubago
		Title:	Responsible for Market Relations